UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)




                  APPLIANCE RECYCLING CENTERS OF AMERICA, INC.
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                                (Name of Issuer)


                         COMMON STOCK, WITHOUT PAR VALUE
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                         (Title of Class of Securities)


                                   03814F-10-6
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                                 (CUSIP Number)


                                MARVIN GOLDSTEIN
                                6629 DAKOTA TRAIL
                             EDINA, MINNESOTA 554339
                                 (612) 829-0229
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 31, 1999
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                      (Date of Event Which Requires Filing
                               of This Statement)


     Check the following box if a fee is being paid with this statement [ ].




                       (Cover page continued on next page)

                                  SCHEDULE 13G

------------------------------------           ---------------------------------
CUSIP NO.  03814F-10-6                           PAGE    2    OF    6    PAGES
          -------------                               -------    -------
------------------------------------           ---------------------------------

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 1      NAMES OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               Marvin Goldstein
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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)|_|
                                                                          (b)|_|
        n/a
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 3      SEC USE ONLY


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 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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        NUMBER OF        5       SOLE VOTING POWER

         SHARES                       115,000 shares
                        --------------------------------------------------------
      BENEFICIALLY       6       SHARED VOTING POWER

        OWNED BY                      -0- shares
                        --------------------------------------------------------
          EACH           7       SOLE DISPOSITIVE POWER

        REPORTING                     115,000 shares
                        --------------------------------------------------------
         PERSON          8       SHARED DISPOSITIVE POWER

          WITH                        -0- shares
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 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               115,000 shares
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|


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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               5.0%
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12      TYPE OF REPORTING PERSON*

               IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).   NAME OF ISSUER.

         Appliance Recycling Centers of America, Inc.


ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

         7400 Excelsior Boulevard
         Minneapolis, Minnesota 55426


ITEM 2(a).   NAME OF PERSON FILING.

         Marvin Goldstein


ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         6629 Dakota Trail
         Edina, Minnesota 55439


ITEM 2(c).   CITIZENSHIP.

         United States of America


ITEM 2(d).   TITLE OF CLASS OF SECURITIES.

         Common stock, without par value


ITEM 2(e).   CUSIP NO.

         03814F-10-6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

[ ]   (a)   Broker or Dealer registered under Section 15 of the Act;

[ ]   (b)   Bank as defined in Section 3(a)(6) of the Act;

[ ]   (c)   Insurance Company as defined in Section 3(a)(19) of the Act;

[ ]   (d)   Investment Company registered under Section 8 of the Investment
            Company Act;

[ ]   (e)   Investment Adviser registered under Section 203 of the Investment
            Advisers Act of 1940;

[ ]   (f)   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or
            Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

[ ]   (g)   Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
            (Note: See Item 7); or

[ ]   (h)   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

      Not Applicable.


ITEM 4.  OWNERSHIP.

         The following information is provided as of December 31, 1999:

(a)      Amount Beneficially Owned:                               115,000 shares
         (100,000 outstanding shares and currently exercisable options and warrants to purchase 15,000 shares)

(b)      Percent of Class, computed as if options and warrants
         have been exercised (based on 2,286,744 shares currently
         outstanding):                                                      5.0%

(c)      Number of shares as to which such person has:

         (i) Sole power to vote or
         to direct the vote:                                      115,000 shares

         (ii) Shared power to vote or
         to direct the vote:                                          -0- shares

         (iii) Sole power to dispose or
         to direct the disposition of:                            115,000 shares

         (iv) Shared power to dispose or
         to direct the disposition of:                                -0- shares


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10. CERTIFICATION.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2000.

                                             /S/ Marvin Goldstein
                                       -----------------------------------------
                                       Marvin Goldstein